July 26, 2018

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Brutlag:

On June 1, 2018, the Registrant, on behalf of its series, AlphaCentric Asset Rotation Fund, AlphaCentric Income Opportunities Fund, AlphaCentric Bond Rotation Fund, AlphaCentric Hedged Market Opportunity Fund and AlphaCentric Global Innovation Fund (collectively, the “Funds”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on July 17, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Principal Investment Strategies

Comment 1: The Staff requests that the Registrant clarify to what extent the Funds may be fully invested in debt, and to add disclosures, if necessary, if any of the Funds intend to go 100% in debt.

Response: The Registrant has amended the end of the first paragraph under “Principal Investment Strategies” on page 7 of the Prospectus relating to the AlphaCentric Income Opportunities Fund, and the end of the first full paragraph under the heading “AlphaCentric Income Opportunities Fund” on pages 35-36 of the Prospectus to state as follows:

. . . Under normal circumstances, the Fund invests over 25% of its assets in residential mortgage-backed securities (agency and non-agency) and commercial mortgage-backed securities. The Fund may be 100% invested in debt securities.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4818-9962-4557.3

Ms. Samantha Brutlag

July 26, 2018

Principal Risks of Investing in the Funds

Comment 2: Please re-order risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The Registrant respectfully declines to re-order risk disclosures as requested. The materiality of each risk factor is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Performance

Comment 3: Please provide the Staff with updated Performance Bar Charts prior to the Prospectus’s effectiveness.

Response: The Registrant refers to the charts sent to you via e-mail at brutlags@sec.gov on July 23, 2018.

Comment 4: For all Funds whose strategies are changing in a material way, please consider noting in the performance section of each summary prospectus that the change in strategy might affect the Fund’s performance.

Response: The Registrant states that there are no material changes to any of the Funds’ investment strategies.

Investment Risks

Comment 5: In light of the risk table becoming a template, the Staff requests that both principal and non-principal risks be listed. The Staff further requests that the Registrant differentiate between principal and non-principal risks through some denotation and include a legend to make clear how the risks are categorized.

Response: The Registrant has amended the risk table, which denotes principal risks with a closed circle (●) and non-principal risks with an open circle (○).

AlphaCentric Income Opportunities Fund

Comment 6: The last sentence of the last full paragraph on page 7 of the Prospectus states that “[t]he Fund may hold up to 15% of its net assets in illiquid securities.”

Ms. Samantha Brutlag

July 26, 2018

(a) What consideration, if any has the Fund given in regard to this limitation of investment in illiquid securities?

(b) Which asset backed securities (“ABS”), including below-investment grade ABS, are expected to fall within the 15% limitation? In response, please include general market data on the liquidity of specific instruments of the types the Fund will invest in, including information about the following:

(1) the existence of an active market for the asset, including the number, diversity, and quality of market participants;

(2) the frequency of trades or quotes for the asset, and average daily trading volume of the asset;

(3) the volatility of trading prices for the asset;

(4) the bid-ask spreads for the asset;

(5) the restrictions on trading of the asset and limitations on transfer of the asset;

(6) the size of the Fund’s position in the asset relative to the asset’s daily trading volume and, as applicable, the number of units of the asset outstanding;

(7) the availability of, and the Fund adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs, and borrowers; and

(8) how the Fund will be able to appropriately value these instruments on a daily basis.

Response: The Registrant notes that, with respect to the AlphaCentric Income Opportunities Fund, it responded previously to a very similar inquiry and believes that referring below to such responses may efficiently address certain elements of the current inquiry. For the Staff’s convenience, the Registrant encloses (i) the response letter dated March 5, 2018 from Emily Little to you and Keith O’Connell primarily addressing the liquidity of RMBS and CMBS (“Letter 1”) and (ii) the response letter dated May 4, 2018 from Andrew Davalla to you and Mr. O’Connell also addressing the liquidity of RMBS, CMBS and ABS, but with additional detail as to trading volumes and other measures that inform liquidity classifications (“Letter 2).

Because Comment 6 is composed of several parts, the Registrant will respond to each part in turn:

(A) Consideration to Limitation on Illiquid Securities: As is the case for all of the Registrant’s funds, each fund adheres to the 15% illiquid securities limit presently contained in the instructions related to Form N-1A and, as applicable, under Rule 22e-4(b)(1)(iv). The Registrant considers asset composition for all of its series.

Ms. Samantha Brutlag

July 26, 2018

(B) ABS Expected to Fall Within Limitation: The Registrant evaluates each security for liquidity status. As to ABS, each is evaluated on a case-by-case basis. The Registrant’s liquidity determination acknowledges that some assets, by their nature, may be more likely to be illiquid. Factors such as below investment grade rating and small issue size can be informative, which may be more likely to suggest the illiquid status of a particular asset.

(1) Existence of Active Market: The Registrant believes that a portion of the response to Letter 2 under the heading “Interdealer Market Activity” addresses the depth of the active market for various security types, in part, by summarizing the number, diversity and quality of market participants. A key portion of that response is reproduced below:

(2) Frequency of Trades or Quotes: The Registrant believes that a portion of the response to Letter 2 under the heading “Trading Activity” addresses the frequency and volume of trades for various security types, in part, by summarizing the number, volume and trade size. A key portion of that response is reproduced below:

Ms. Samantha Brutlag

July 26, 2018

(3) Volatility of Trading Prices: The Registrant notes that volatility is primarily driven by overall market levels and that asset-specific volatility cannot be addressed without engaging in undue speculation. However, the Registrant believes that a portion of the response to Letter 2 under headings “Fluctuations in interest rates,” “Inflation,” and “Market volatility” addresses aspects of volatility influences on the securities held by the Funds. A key portion of that response, which speaks to the volatility-dampening influence of floating interest rates, is reproduced below:

“Fluctuations in interest rates: The Fund exhibits very low correlation to interest rate changes, in large part because of the floating rate coupon. Over the last two years, the Fund has had an “R (Correlation)” of 0.02. Conversely, the Barclays Aggregate has had a 0.94 “R (Correlation).” Lower volatility should improve liquidity relative to other asset classes. Empirically, there have been three noteworthy periods of rising interest rates. In all three cases, the Fund . . . performed well with respect to price, volatility of the overall market (as shown by the Barclays Aggregate Bond Index),and liquidity[.]”

(4) Bid-Ask Spreads: The Registrant believes that a portion of the response to Letter 2 under the heading “Transaction Costs” addresses the size of bid-ask spreads for various security types. A key portion of that response is reproduced below:

(5) Restrictions on Trading and Limitations on Transfer: The Registrant recognizes that restrictions would tend to indicate a greater likelihood that an asset would be illiquid, other things being held equal. However, with respect to many partially restricted asset classes such as those traded pursuant to Rule 144A, the Registrant notes that many of these securities are liquid because they trade among “qualified institutional buyers,” or QIBs, that represent the natural secondary market for such assets. The Registrant notes that trading restrictions is a factor it considers when determining liquidity status.

(6) Size of Fund’s Position Relative to Volume: The Registrant does not consider this factor when determining liquidity. However, since MBS and ABS do not typically trade on an exchange

Ms. Samantha Brutlag

July 26, 2018

as do stocks, the analysis is more nuanced. The Registrant believes that trade volumes of similar assets as measured by type is a relevant input in the determination of liquidity. The Registrant believes that a portion of the response to Letter 2 under heading “Trading Activity” addresses the volume of trades for various security types, in part, by summarizing number, volume and trade size. A key portion of that response is reproduced below:

(7) Availability of and Access to Information: The Registrant understands that the Fund’s sub-adviser has access to extensive delinquency and default data on all asset types, not just CLOs and CDOs. The Registrant notes that such data is typically available from rating agencies or similar data service providers for no fee or just modest fees, and that market prices of such securities are driven in significant part by the delinquency and default status of assets underlying such MBS and ABS.

(8) Daily Valuation: The Registrant relies on a pricing service (ICE Data Services—the trade name for Interactive Data Pricing and Reference Data LLC, a subsidiary of Intercontinental Exchange, Inc.) that includes a multitude of inputs to their pricing models (sometimes referred to as matrix pricing) to generate fair values for most assets held by the Fund.

Comment 7: Please confirm that the Registrant has provided accurate and complete disclosures on how the Fund intends to use derivative instruments. Any principal investment strategy disclosure related to derivatives should be tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to the be the most important means of achieving its objectives. Additionally, the disclosure concerning the principal risks of the Fund should be similarly tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

Ms. Samantha Brutlag

July 26, 2018

Response: The Registrant has amended the second paragraph under “Principal Investment Strategies” on page 7, and the first full paragraph on page 37 under the heading “AlphaCentric Income Opportunities Fund” as follows:

The Fund may also invest in corporate debt securities; U.S. Treasury and agency securities; structured notes, real estate investment trusts (“REITs”), preferred stock, repurchase and reverse repurchase agreements; investment companies that invest in fixed income securities; and over-the-counter and exchange-traded derivative instruments. The Fund will use derivatives for hedging purposes. The Fund may hedge against rising interest rates through interest rate swaps, interest rate-linked futures and options. The Fund may hedge against rising default rates through credit default swaps, total return swaps linked to an asset or asset class that is representative of the default risks faced by the Fund, and credit spread options. The Fund may also use one or more of these derivatives as a substitute for a security or asset class, in what is commonly known as a substitution hedge. ~~Derivatives in which the Fund may invest include interest rate, total return, credit default, and synthetic swaps; interest rate and bond futures; and credit spread and interest rate options.~~ In addition, the Fund may take short positions in exchange-traded funds (“ETFs”) including inverse and leveraged ETFs to hedge interest rate and general market risks as well as to capitalize on an expected decline in security prices. ~~The Fund will use these derivatives for hedging purposes.~~

Upon review of the derivatives-related risk disclosures, the Registrant believes that they present an accurate picture of derivatives-related risk. While it may be possible to view the risk disclosures as somewhat over-inclusive, the Registrant believes it would be a disservice to shareholders to try to narrow them further as shareholders would be burdened by the technical detail required.

Comment 8: Given the Fund’s investment strategy to invest over 25% of its assets in residential mortgage-backed securities and commercial mortgage-backed securities (page 7), please expand disclosure on page 8 under “Principal Risks of Investing in the Fund” on how the liquidity of those assets might change over time.

Response: The Registrant has amended the last paragraph on pages 8-9 under the heading “Principal Risks of Investing in the Fund” to state as follows:

Asset-Backed and Mortgage Backed Security Risk. When the Fund invests in asset-backed securities and mortgage-backed securities, the Fund is subject to the risk that, if the underlying borrowers fail to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the

Ms. Samantha Brutlag

July 26, 2018

securities. Subordinate security classes (tranches) are highly sensitive to default and recovery rates on the underlying pool of assets because the more senior classes are generally entitled to receive payment before the subordinate classes. The liquidity of these assets may decrease over time.

The Registrant has amended the end of the paragraph under the heading “Asset-Backed and Mortgage Backed Security Risk” on pages 42-43 of the Prospectus to state as follows:

. . . To the extent the Fund focuses its investments in particular types of mortgage-backed or asset-backed securities, the Fund may be more susceptible to risk factors affecting such types of securities. The liquidity of these assets may decrease over time.

AlphaCentric Bond Rotation Fund

Comment 9: In footnote 2 on page 87, the Registrant refers to the iShares Core U.S. Aggregate Bond ETF Index. In the past, the Staff has rejected average indexes because fund fees are included in those indexes. It appears that the iShares U.S. Aggregate Bond ETF Index similarly includes fund expenses in the index. Please consider referencing an alternate index.

Response: The Registrant has deleted the reference to the iShares Core U.S. Aggregate Bond ETF Index.

Statement of Additional Information

Comment 10: The Staff notes that on page 2, the last two “fundamental policies” are redlined. If these fundamental policies have not changed for their respective Funds, please confirm. If they have changed, please verify that the Funds have obtained shareholder approval for such changes.

Response: The Registrant confirms that the fundamental policies have not changed for any of the Funds.

Ms. Samantha Brutlag

July 26, 2018

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

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